Exhibit 99.1

Southland Announces Third Quarter 2022 Results

GRAPEVINE, Texas, Nov. 21, 2022 (GLOBE NEWSWIRE) -- Southland Holdings, LLC (“Southland”) announced financial results for the quarter ended September 30, 2022.

•	Revenue of $335 million, an increase of 6% compared to the quarter ended September 30, 2021
•	Operating income increased 228% to $46.8 million for the three months ended September 30, 2022, compared to $14.3 million in the three months ended September 30, 2021
•	Operating income increased 89% to $61.7 million for the nine months ended September 30, 2022, compared to $32.6 million in the nine months ended September 30, 2021
•	EBITDA increased 143% to $59.6 million for the three months ended September 30, 2022, compared to $24.6 million in the three months ended September 30, 2021
•	EBITDA increased 44% to $96.2 million for the nine months ended September 30, 2022, compared to $66.6 million in the nine months ended September 30, 2021
•	Gross profit margin of 19% for the three months ended September 30, 2022, compared to 9% in the quarter ended September 30, 2021
•	Gross profit margin of 12% for the nine months ended September 30, 2022, compared to 8% in the nine months ended September 30, 2021
•	Backlog increased to $2.37 billion as of September 30, 2022, from $1.98 billion as of June 30, 2022
•	Record new awards of $1.6 billion, year to date through the date of this press release, an increase of approximately 154% compared to the same period in the prior year. Approximately $900 million of these awards were included in backlog as of September 30, 2022

Frank Renda, Southland’s CEO said, “We are extremely pleased with our third quarter results and our team’s execution throughout North America. Revenue increased 6% compared to the same quarter last year, which was driven by an increase in new project starts in the quarter. We achieved record EBITDA in the quarter and our gross profit margin expanded from 8% to 12% through the first nine months of the year compared to the first nine months of last year. We continue to see an improved bidding environment and a robust project pipeline. We have been awarded $1.6 billion of new work through today’s date for the year, which is an increase of 154% compared to new awards through the same date in the prior year. Backlog increased to $2.37 billion at the end of the quarter compared to $1.98 billion last quarter as a result of strong awards.”

“As we get closer to the consummation of our merger with Legato, our strong financial performance, recent project awards, and future opportunities continue to demonstrate the positive outlook we see for Southland,” Mr. Renda continued. “The tailwinds of needed investment in critical infrastructure across the geographies we serve remain at an all-time high. Our Transportation segment was recently awarded several bridge and lock projects and our Civil segment was awarded various water pipeline and water treatment projects across the country. We look forward to not only what these projects will do for our customers, but their ability to deliver value to our shareholders.”

2022 Third Quarter Results

Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended
(Amounts in thousands)	September 30, 2022	September 30, 2021
Revenue	$335,125	$315,411
Cost of construction	272,715	285,985
Gross profit	62,410	29,426
Selling, general, and administrative expenses	15,606	15,151
Operating income	46,804	14,275
(Loss) gain on investments, net	(100)	475
Other expense (income), net	2,292	659
Interest expense	(2,285)	(1,579)
Earnings before income taxes	46,711	13,830
Income tax expense	10,588	2,393
Net income	36,123	11,437
Net income attributable to noncontrolling interests	924	2,476
Net income attributable to Southland Holdings	$35,199	$8,961

Revenue for the three months ended September 30, 2022, was $335.1 million, an increase of $19.7 million, or 6%, compared to the three months ended September 30, 2021.

Gross profit for the three months ended September 30, 2022 was $62.4 million, an increase of $33.0 million, or 112%, compared to the three months ended September 30, 2021. Our gross profit margin increased from 9% to 19% for the three months ended September 30, 2022 compared to the three months ended September 30, 2021.

Selling, general, and administrative costs for the three months ended September 30, 2022 were $15.6 million, an increase of $0.5 million, or 3%, compared to the three months ended September 30, 2021.

Condensed Consolidated Statements of Operations (unaudited)

	Nine Months Ended
(Amounts in thousands)	September 30, 2022	September 30, 2021
Revenue	$866,627	$915,560
Cost of construction	761,549	840,950
Gross profit	105,078	74,610
Selling, general, and administrative expenses	43,395	42,021
Operating income	61,683	32,589
(Loss) gain on investments, net	(79)	752
Other expense (income), net	936	1,570
Interest expense	(6,317)	(5,321)
Earnings before income taxes	56,223	29,590
Income tax expense	13,745	2,215
Net income	42,478	27,375
Net income attributable to noncontrolling interests	1,474	3,489
Net income attributable to Southland Holdings	$41,004	$23,886

Revenue for the nine months ended September 30, 2022 was $866.6 million, a decrease of $48.9 million, or 5%, compared to the nine months ended September 30, 2021.

Gross profit for the nine months ended September 30, 2022, was $105.1 million, an increase of $30.5 million, or 41%, compared to the nine months ended September 30, 2021. Our gross profit margin increased from 8% to 12% for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021.

Selling, general, and administrative costs for the nine months ended September 30, 2022 were $43.4 million, an increase of $1.4 million, or 3%, compared to the nine months ended September 30, 2021. Selling, general, and administrative costs as a percent of revenue were 5% for the nine months ended September 30, 2022 compared to 4.6% for the nine months ended September 30, 2021.

Segment Revenue

	Three Months Ended
(Amounts in thousands)	September 30, 2022		September 30, 2021
		% of Total		% of Total
Segment	Revenue	Revenue	Revenue	Revenue
Civil	$71,409	21.3%	$112,161	35.6%
Transportation	263,716	78.7%	203,250	64.4%
Total revenue	$335,125	100.0%	$315,411	100.0%

	Nine Months Ended
(Amounts in thousands)	September 30, 2022		September 30, 2021
		% of Total		% of Total
Segment	Revenue	Revenue	Revenue	Revenue
Civil	$221,303	25.5%	$293,282	32.0%
Transportation	645,324	74.5%	622,278	68.0%
Total revenue	$866,627	100.0%	$915,560	100.0%

Segment Gross Profit

	Three Months Ended
(Amounts in thousands)	September 30, 2022		September 30, 2021
		% of Segment		% of Segment
Segment	Gross Profit	Revenue	Gross Profit	Revenue
Civil	$8,926	12.5%	$33,822	30.2%
Transportation	53,484	20.3%	(4,396)	(2.2)%
Gross profit	$62,410	18.6%	$29,426	9.3%

	Nine Months Ended
(Amounts in thousands)	September 30, 2022		September 30, 2021
		% of Segment		% of Segment
Segment	Gross Profit	Revenue	Gross Profit	Revenue
Civil	$28,315	12.8%	$42,713	14.6%
Transportation	76,763	11.9%	31,897	5.1%
Gross profit	$105,078	12.1%	$74,610	8.1%

EBITDA Reconciliation

	Three Months Ended		Nine Months Ended
(Amounts in thousands)	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net income	$35,199	$8,961	$41,004	$23,886
Depreciation and amortization	11,523	11,675	35,163	35,251
Income taxes	10,587	2,393	13,745	2,215
Interest expense	2,285	1,579	6,317	5,321
Interest income	(18)	(44)	(29)	(64)
EBITDA	$59,576	$24,564	$96,200	$66,609

Backlog

(Amounts in thousands)	Backlog
Balance December 31, 2021	$2,218,573
New contracts, change orders, and adjustments	1,018,825
Gross backlog	3,237,398
Less: contract revenue recognized in 2022	(866,977)
Balance September 30, 2022	$2,370,421

Condensed Consolidated Balance Sheets (unaudited)

	As of
(Amounts in thousands)	September 30, 2022	December 31, 2021
Cash and cash equivalents	$43,306	$63,342
Restricted cash	14,218	47,900
Accounts receivable, net	148,125	126,702
Retainage receivables	116,122	110,971
Contract assets	447,549	374,624
Other current assets	23,976	22,977
Total current assets	793,296	746,516

Property and equipment, net	126,893	156,031
Right-of-use assets	14,636	15,816
Investments - unconsolidated entities	110,395	103,610
Investments - limited liability companies	2,590	1,926
Investments - private equity	3,345	3,925
Goodwill	1,528	1,528
Intangible assets, net	2,470	3,215
Other noncurrent assets	3,626	3,186
Total noncurrent assets	265,483	289,237
Total assets	1,058,779	1,035,753

Accounts payable	$132,806	$146,455
Retainage payable	34,533	32,706
Accrued liabilities	124,371	115,057
Current portion of long-term debt	44,678	41,333
Short-term lease liabilities	16,444	20,048
Contract liabilities	81,930	111,286
Total current liabilities	434,762	466,885

Long-term debt	219,713	195,597
Long-term lease liabilities	9,750	13,496
Deferred tax liabilities	5,601	5,962
Other noncurrent liabilities	48,579	51,462
Total long-term liabilities	283,643	266,517
Total liabilities	718,405	733,402

Noncontrolling Interest	10,155	11,057
Members’ capital	308,422	267,831
Preferred stock	24,400	24,400
Accumulated other comprehensive income	(2,603)	(937)
Total equity	340,374	302,351
Total liabilities and equity	$1,058,779	$1,035,753

Condensed Consolidated Statement of Cash Flows (unaudited)

	Nine Months Ended
(Amounts in thousands)	September 30, 2022	September 30, 2021
Cash flows from operating activities:
Net income	$42,478	$27,375
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	35,163	35,251
Deferred taxes	(440)	(77)
Gain on sale of assets	(1,343)	(4,225)
Earnings from equity method investments	(7,346)	(5,439)
Foreign currency remeasurement loss	746	108
Gain on trading securities, net	(257)	(1,285)
Increase in accounts receivable	(24,167)	(46,111)
(Increase) decrease in contract assets	(72,703)	25,677
(Increase) decrease in prepaid expenses and other current assets	(1,001)	5,839
Decrease in ROU assets	930	3,621
(Decrease) increase in accounts payable, accrued expenses, and other current liabilities	(6,997)	23,469
Decrease in contract liabilities	(29,591)	(126,297)
Decrease in operating lease liabilities	(1,206)	(3,663)
Other	(5,202)	173
Net cash used in operating activities	(70,936)	(65,584)

Cash flows from investing activities:
Purchase of property and equipment	(4,384)	(16,104)
Proceeds from sale of property and equipment	3,897	10,066
Loss on investment in limited liability company	336	248
Proceeds from the sale of trading securities	840	—
Purchase of interest of other investments	—	(150)
Capital contribution to unconsolidated investments	(1,000)	(835)
Net cash used in investing activities	(311)	(6,775)

Cash flows from financing activities:
Borrowings on line of credit	55,000	41,000
Payments on line of credit	—	(72,000)
Borrowings on notes payable	115	204,819
Payments on notes payable	(31,161)	(141,785)
Payments of deferred financing costs	—	412
Payments to related parties	(405)	(674)
Advances from related parties	—	1,225
Payments on capital lease	(6,298)	(3,585)
Capital contributions from noncontrolling members	—	926
Distributions	(1,556)	(573)
Preferred stock dividends	—	(97)
Net cash provided by financing activities	15,695	29,668

Effect of exchange rate on cash	1,834	(1,769)

Net decrease in cash and cash equivalents and restricted cash	(53,718)	(44,460)
Beginning of period	111,242	180,396
End of period	$57,524	$135,936

Supplemental cash flow information
Cash paid for income taxes	$6,153	$13,882
Cash paid for interest	$6,464	$5,538
Non-cash investing and financing activities:
Lease assets obtained in exchange for new leases	$12,537	$10,296

About Southland

Southland is a leading provider of specialized infrastructure construction services across North America including bridges, tunneling, transportation and facilities, marine, steel structures, water and wastewater treatment, and water pipeline end markets. With roots dating back to 1900, Southland and its subsidiaries form one of the largest infrastructure construction companies in North America, with experience throughout the world. Southland is headquartered in Grapevine, Texas.

On May 25th, 2022, Southland entered into an Agreement and Plan of Merger (the “Agreement”) with publicly-traded Legato Merger Corp. II, a special purpose acquisition company (NASDAQ: LGTO, LGTOU, and LGTOW) (“Legato”). Pursuant to the terms of the Agreement, a subsidiary of Legato will merge with and into Southland, with Southland surviving the merger as a wholly-owned subsidiary of Legato. The existing Southland management team will remain in place upon the closing of the merger. At such time, Legato’s name is expected to change to Southland Holdings, Inc.

Non-GAAP Financial Measures

This press release includes certain unaudited financial measures not presented in accordance with generally accepted accounting principles (“GAAP”), including but not limited to earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and certain ratios and other metrics derived therefrom. Note that other companies may calculate these non-GAAP financial measures differently, and therefore such financial measures may not be directly comparable to similarly titled measures of other companies. Further, these non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. Southland believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Southland’s financial condition and results of operations. Southland believes that these non-GAAP financial measures provide an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing Southland’s financial measures with those of other similar companies. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which items of expense and income are excluded or included in determining these non-GAAP financial measures. The non-GAAP measures may also be presented differently in the SEC filings by Legato due to SEC rules.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Southland’s current beliefs, expectations and assumptions regarding the future of Southland’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Southland’s control. Southland’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Any forward-looking statement made by Southland in this press release is based only on information currently available to Southland and speaks only as of the date on which it is made. Southland undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Southland Contacts:

Cody Gallarda

EVP, Chief Financial Officer

cgallarda@southlandholdings.com

Alex Murray

Corporate Development & Investor Relations

amurray@southlandholdings.com